Annual Report

Cover Page

Name of issuer:

Vengreso, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/12/2017

Physical address of issuer:

1547 Palos Verdes Mall
Suite 250
Walnut Creek CA 9459788

Website of issuer:

https://vengreso.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$965,187.00	$964,054.00
Cash & Cash Equivalents:	$71,177.00	$159,789.00
Accounts Receivable:	$6,043.00	$30,354.00
Short-term Debt:	$108,932.00	$340,579.00
Long-term Debt:	$500,000.00	$539,796.00
Revenues/Sales:	$313,464.00	$636,582.00
Cost of Goods Sold:	$76,431.00	$211,388.00
Taxes Paid:	$0.00	$0.00
Net Income:	($181,922.00)	($144,077.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Vengreso, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mario M. Martinez, Jr.	President and Co-Founder	Vengreso	2017
Viveka von Rosen	Chief Visibility Officer and Co-Founder	Vengreso	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mario M. Martinez, Jr.	CEO	2017
Mario M. Martinez, Jr.	President	2017
Mario M. Martinez, Jr.	Treasurer	2017
Mario M. Martinez, Jr.	Secretary	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Viveka von Rosen	3123230.0 Common Stock	29.83
Mario M. Martinez, Jr.	6550152.0 Common Stock	62.56

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass

upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **Risk of Loss of Investment.** The Company has limited revenues to date. Investment in a young company with minimal prior operating history involves a high degree of risk. Any potential investor must be willing to risk the entire loss of his or her investment. No assurance or guarantee can be given as to the actual amount of financial return, if any, which may result from an investment in the SAFEs. As a result, any investment in SAFEs should be considered a high-risk investment and any such investment should be restricted to an investor's risk capital only.
>
> Additionally, the Company may never receive a future equity financing which would cause a conversion of the SAFE and the Company may never undergo a liquidity event such as a sale of the Company or and IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.
>
> **Competition.** The Company's products and industry as a whole are subject to extreme competition. There is no guarantee that the Company can sustain our market position or expand our business. We anticipate that the intensity of competition in the future will increase. The Company competes with a number of entities in providing products to our customers.
>
> **Early Stage of Development.** The Company is still at an early stage of development. Accordingly, it is subject to all of the risks inherent in the establishment of a new business and the operation of a business generally, including the need for substantial capital to support its business development efforts, the need to attract and retain qualified personnel and experienced management, changes in market conditions and costs, competition, inflation, production efficiency, quality control, governmental laws and regulations and the other risks described herein. There can be no assurance that the Company will successfully execute its business plan to generate forecasted revenue or

execute its business plan to generate forecasted revenue or return any investor's investment.

Limited Availability of Funds; Need for Additional Financing. The Company's existing capital resources are limited. Even if all SAFEs are sold, additional funding for the execution of the Company's business plan and business expansion may require either through additional borrowings or through the offer and sale of equity securities in the future. The availability and terms of such additional financings cannot now be determined, and no assurance can be given that such terms will not be more favorable to the future investors, in terms of price or equity interest in the Company, than the terms applicable to the SAFEs.

Demands of Growth. If the Company is successful in executing its business plan, the Company hopes to experience aggressive expansion and growth. Such growth would require rapid expansion of the Company's operating and support capabilities, including sales staff, customer service and support, operational and financial systems personnel. The Company may be unable to attract sufficient qualified personnel or successfully manage expanded operations. As the Company expands, however, it may periodically experience constraints that would adversely affect its ability to satisfy customer demand in a timely fashion. Failure to manage growth effectively could adversely affect the Company's financial condition and results of operations. There is no guarantee that the Company will experience this growth and that if it does, that it will be successful in properly managing such growth.

Protection of Intellectual Property. The Company will rely on a combination of trademark, trade secrets, confidentiality policies, non-disclosure and other contractual licensing arrangements and copyright, patent and trademark laws to protect its intellectual property rights. The steps the Company takes in this regard may not be adequate to prevent or deter infringement or other misappropriation of its intellectual property, and it may not be able to detect unauthorized use or take appropriate and timely steps to enforce its intellectual property. Protecting the Company's intellectual property rights may also consume significant management time and resources.

Uncertainty of Assumptions and Financial Projections. Descriptions of the future results of operations of the Company described in the Company's business presentation summary and related materials are based on numerous assumptions that may not occur; thus, there can be no assurance that such projections will prove correct.

Future operations will also be affected by many factors over which the Company has no control. Financial and other projections are, by their nature, uncertain forecasts of future results which are not susceptible to precise measurement and are dependent upon many variables. Accordingly, the profitability (loss) of the Company may differ significantly, and perhaps materially and adversely from that projected and any such projections may not be relied upon to indicate actual future results.

Contingent Liabilities of the Company Principals. The Company Principals may personally guarantee certain loans of the Company. If the assets of the Company are insufficient to meet their respective obligations, lenders may look to the Company Principals to provide either performance or credit support. If the resources of the Company Principals were at any time inadequate to satisfy such lenders the integrity and security of the Company's position with its lender(s) may be significantly compromised. There can be no assurance that events arising from an unrelated covenant of the Company Principals would not damage the Company's security or equity.

Dependence on Management. The Company's success is substantially dependent upon the services, expertise and performance of its founders, key personnel, and any officers appointed by the founders in the role as managers of the Company. The loss of the services of the founders, key personnel, or any officer, could have adverse effect on the Company.

Control By Management. The power to control and manage the business and affairs of the Company is vested in the Company's founders and key personnel. As a result, the founders and key personnel will be able to exercise a high degree of control over matters, including the approval of significant transactions, upon the conclusion of this Offering.

The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Absence of Registration Under Securities Laws. The SAFEs being offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws. The SAFEs are being offered and sold pursuant to exemptions from the registration requirements of such laws. Therefore, no regulatory authority has reviewed the terms of the Offering regulatory authority has reviewed the terms of the Offering of the SAFEs. Further, investors do not necessarily have any of the protections afforded by applicable federal and state securities laws that may be afforded in registered offerings of securities.

Lack of Liquidity. Investors in the Company should be fully aware of the long-term nature of their investment. No public market presently exists or will develop for the SAFEs or shares into which the SAFEs may convert as a result of the transactions contemplated in this Agreement. Neither the SAFEs nor shares into which the SAFEs may not be resold unless they are registered under the Securities Act and other applicable state securities laws (which may be prohibitively expensive or not possible in any event) or an exemption from such registration is available and an opinion of counsel that an exemption is available is furnished to the Company. For these and other reasons, the SAFEs and shares into which the SAFEs (and any equity securities issued upon the conversion thereof) will not be readily marketable, and purchasers thereof must bear the economic risk of investment for an indefinite period of time and may not be able to liquidate their investment in the event of an emergency.

Dilution. The Company may require additional equity financing subsequent to the sale of the SAFEs, and if required, investors may suffer additional dilution in subsequent financings. The Company will be subject to the risks normally associated with raising capital, including the risk that the Company may not be able to find such sources as are necessary or that the terms of such financing may not be favorable to the Company or its stockholders. Additionally, if adequate funds are not available, the Company may be required to discontinue operations or otherwise significantly curtail a portion of its planned operations or attempt to obtain funds through arrangements with collaborative partners or others on less favorable terms than might otherwise be available.

Lack of Legal Representation of the Investors. The Company has engaged The Gillespie Law Group, Ltd. as legal counsel to the Company for this Offering. The Gillespie Law Group, Ltd. does not and will not undertake to represent the interests of any prospective Investor of the Company. Each Investor is advised to consult with his or her own attorney.

Lack of Audited Financial Statements. The Company has not obtained audited financial statements. Consequently, the comfort that might otherwise be provided by an audit of its financial statements is not available to Purchasers of the SAFEs.

It is possible that the Company will never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have no private or public market, and the Company cannot be sure that one will develop in the foreseeable future, or if one develops, that it will be maintained. The Securities are offered and sold pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") and without qualification or registration under the securities laws of the various states.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	13,500,000	10,469,537	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options: 1,847,565

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Small Business Administration
Issue date	05/21/20
Amount	$500,000.00
Outstanding principal plus interest	$497,500.00 as of 06/23/22
Interest rate	3.75% per annum
Maturity date	05/22/20
Current with payments	Yes

30 year fixed EIDL loan provided by the SBA

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2022	Regulation D, Rule 506(b)	SAFE	$85,000	General operations
3/2023	Regulation D, Rule 506(b)	SAFE	$400,000	General operations
3/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
3/2023	Regulation Crowdfunding	SAFE	$147,507	General operations
11/2023	Regulation D, Rule 506(b)	SAFE	$10,000	General operations
1/2024	Regulation D, Rule 506(b)	SAFE	$15,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the

beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

FlyMSG - Giving You Back 1 Hour Every Day in Productivity!

Why did we choose this idea? It chose us. We built FlyMSG for a single-use case: to help sellers drop copy and paste from their stored messages on Google Docs, Word, OneNote, Evernote, draft eMail, etc., Fast-forward 12 months. We had 2,900 users across every department and every role in nearly every industry on the platform. Behold a new company!

We are a personal AI writing assistant and text expansion platform that helps today's modern knowledge worker replace the copy and paste with just a few keystrokes, because copy and paste... well, it's such a WASTE! Imagine your personal productivity increasing by an hour a day or more with FlyMSG!

We see Vengreso with nearly 2M users on the platform and a $85M a year business. Ultimately, FlyMSG will help to eliminate wasted time and increase productivity for today's digital knowledge worker.

Milestones

Vengreso, Inc. was incorporated in the State of Delaware in April 2017.

Since then, we have:

- 📈 $130K in ARR (PLG and SLG)! Includes FlyMSG & Education Content (Sales Pro).

- 🔵 Minority and 🔼 Female Owned Business!

- 👏 Top Users on Average Save 1-hour Per Day in Personal Productivity!

- 🔥 Disrupting the PMS (Productivity Management Software) Market, slated to Grow to $122B by 2028!

- 🤓 Added over 14,000 users to the platform

- Added over 14,000 users to the platform

- 🔝 Added over 600 paying customers

- 🏆 Achieved over 30K in organic traffic

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $313,464 compared to the year ended December 31, 2022, when the Company had revenues of $636,582. Our gross margin was 75.62% in fiscal year 2023, compared to 66.79% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $965,187, including $71,177 in cash. As of December 31, 2022, the Company had $964,054 in total assets, including $159,789 in cash.

- *Net Loss*. The Company has had net losses of $181,922 and net losses of $144,077 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $608,932 for the fiscal year ended December 31, 2023 and $880,375 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources

To-date, the company has been financed with $500,000 in debt and approx. $683,000 in SAFEs through Jan. 2024.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 15 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vengreso, Inc. cash in hand is $71,952.34, as of March 2024.

Over the last three months, revenues have averaged $10,401/month, cost of goods sold has averaged $6,681/month, and operational expenses have averaged $25,100/month, for an average burn rate of $21,380 per month. Our intent is to be profitable in 24 months.One material change is that as of April 5, 2022, we converted from an LLC to a C. Corporation.
After fundraising we expect revenues to look like the following after:
Year 1: $185,507
Year 2: $500,000

It is forecasted that EBITDA will turn positive by Year 3. In the next round we will be raising $3.5M. After the first $3.5M we will raise another round 12-15 months later. Vengreso is making a pivot from our educational sales training service business with software to a software company with education training. Vengreso is doing a simultaneous raise via a 506 through traditional venture funding.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Mario M. Martinez, Jr., certify that:

(1) the financial statements of Vengreso, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Vengreso, Inc. included in

(2) the financial information of Vengreso, Inc. included in this Form reflects accurately the information reported on the tax return for Vengreso, Inc. filed for the most recently completed fiscal year.

Mario M. Martínez, Jr.
President and Co-Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead

Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://vengreso.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Mario M. Martinez, Jr.
Viveka von Rosen

Appendix E: Supporting Documents

ttw_communications_107641_055937.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Vengreso SAFE Fix
- SPV Subscription Agreement
- Vengreso SAFE final

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Mario M. Martinez, Jr.
- Viveka von Rosen

Appendix E: Supporting Documents

- ttw_communications_107641_055937.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vengreso, Inc.

By

Mario Martinez Jr.

CEO and Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Mario Martinez Jr.

CEO and Founder
4/8/2024

Viveka von Rosen

Co-founder
4/9/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.